Mail Stop 4561

September 5, 2008

Mr. Robert E. Mead
Chairman of the Board and Chief Executive Officer
Silverleaf Resorts, Inc.
1221 River Bend Drive
Suite 120
Dallas, TX   75247

>   **Re: Silverleaf Resorts, Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed 03/12/08**
>   **Definitive Proxy Statement**
>   **Filed 04/03/08**
>   **File No. 001-13003**

Dear Mr. Mead:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief